[GLEN BURNIE BANCORP LETTERHEAD]

March 9, 2010

Via EDGAR and FEDEX

Mr. Hugh West
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Glen Burnie Bancorp (the “Company”) Form 10-K for the Fiscal Year ended December 31, 2008 Form 10-Q for the Quarter ended September 30, 2009 File No. 000-24047

Dear Mr. West:

I am writing to you in response to your follow up letter of December 1, 2009 regarding the referenced file number and the several subsequent telephone conversations I had with Mr. Marc Thomas.  Below are the Company’s revised responses to the comments raised.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Notes to Consolidated Financial Statements – Note 5 – Fair Value, page 9

1.           We currently have one pooled trust preferred security that is at least one rating below investment grade:

Regional Diversified Funding
Cusip 75902AAA6
Pooled Trust Preferred
Senior Notes
Book Value as of 9/30/09 - $1,174,553.20
Market Value as of 9/30/09 - $35,374.74
Unrealized Gain/Loss   ($1,139,178.46)
Credit Rating: B (Fitch)
Currently Performing; 26 financial institutions
Actual Defaults/Deferrals = 15.3% of performing collateral

Mr. Hugh West
Division of Corporation Finance
Securities and Exchange Commission
March 9, 2010

Expected Deferrals/Defaults = 1.5% annually of remaining performing collateral

Our investment in this security equals 0.556% of the original par amount.

We will revise our future filings to disclose this information.

2.           Our other-than-temporary impairment analysis as of December 31, 2008 was performed by examining the quarterly report provided by The Bank of New York Mellon Trust Company N.A. dated December 8, 2008.  The principal coverage test contained in that quarterly report indicated that the performing collateral exceeded the aggregate principal of the Senior Notes outstanding at that date.  In addition, the interest coverage test contained in that quarterly report indicated that the interest received exceeded the interest payable on the Senior Notes.  Based on that analysis, we concluded that the unrealized loss at that date was temporary in nature.

For the period ended March 31, 2009, we performed the same analysis based on the Bank of New York Mellon Trust quarterly report dated March 10, 2009.  At that date another participating financial institution defaulted resulting in a principal shortfall reflected in the principal coverage test.  As a result we took a writedown of $30,000.  The writedown was based on a total collateral shortfall of $5,290,000 ($5,290,000 X 0.556% = $29,412.40).  In addition, the interest coverage test indicated that the interest received exceeded the interest payable on the Senior Notes.  Therefore, we concluded that, having taken the writedown on the reduction in the performing collateral, the unrealized loss at that date was temporary in nature.

For the period ended June 30, 2009, the Bank of New York Mellon Trust quarterly report indicated that no additional defaults had occurred and that there was a principal paydown of $1,374,465.24 to the Senior Notes outstanding on March 16, 2009.  As a result no further principal writedown was indicated at that time.  In addition, the interest coverage test indicated that the interest received exceeded the interest payable on the Senior Notes.  Therefore, we concluded that the unrealized loss at that date continued to be temporary in nature.

For the periods ending September 30, 2009 and December 31, 2009, we had a cash flow analysis performed by FTN Financial Securities Corporation with the following assumptions:

We utilized Scenario 5 (from the FTN cash flow model I previously sent to Mr. Thomas), the worst case available, which provides no future prepayments, 150 basis points in defaults annually and no recovery on future defaults.  The previously defaulted securities have the following specific assumptions: Bank 10 (as listed in the FTN model), which defaulted on March 8, 2009, is expected to have a 15% recovery with a two year lag; Bank 26, which defaulted on September 8, 2009, is expected to have a 15% recovery after a two year lag; and Bank 6, which defaulted on March 8, 2004, is expected to have no future recoveries.  A discount rate of 9.19% was assumed for the $1,000,000 original par purchased on September 1, 2000, and a discount rate of 8.325% was assumed for the $250,000 original par purchased on November 8, 2002.  (Further information regarding the modeling has been previously provided to Mr. Thomas).

Mr. Hugh West
Division of Corporation Finance
Securities and Exchange Commission
March 9, 2010

The analysis provided a net present value of $1,142,014 on September 30, 2009.  The book value on September 30, 2009 was $1,174,553.  As explained in an earlier communication, we had failed to take an adjustment for an other-than-temporary impairment at that time due to an error in the calculation performed.  The analysis as of December 31, 2009 was run using the same assumptions and provided a net present value of $1,142,047 compared to a book value of $1,127,965.  The lower book value is the result of a write down taken on this security due to a principal shortfall reflected in the principal coverage test performed by the trustee in December 2009 before the cashflow analysis had been performed.

In reviewing the year end cash flow analysis, it is our conclusion that the current difference between the market value and the book value is the result of the adverse market for infrequently traded Trust Preferred securities and that the other-than-temporary impairment loss for 2009 has been recognized as required.

In addition, we will revise our analyses with respect to future filings to comply with FASB ASC 320-10-50-6.

General

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company further acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require any further information or have additional comments, please contact me.

Sincerely,

GLEN BURNIE BANCORP

        /s/  John E. Porter
John E. Porter
Chief Financial Officer

Mr. Hugh West
Division of Corporation Finance
Securities and Exchange Commission
March 9, 2010

cc:	Mr. Michael G. Livingston Chief Executive Officer Marc Thomas, Staff Accountant